1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK TALLAHASSEE WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

May 19, 2009

VIA EDGAR SUBMISSION

Jerard Gibson, Esq.
Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Short Oil Fund, LP Registration No. 333-152386

Dear Mr. Gibson:

On behalf of the United States Short Oil Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 4 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment was filed with the Commission on May [  ], 2009. The enclosed copy has been marked to show changes from Amendment No. 3 to the Registration Statement. In the Amendment, the Registrant has made changes in response to your comments, updated certain performance information and financial statements, and made certain other stylistic and formatting changes.

In addition, set forth below are the responses to the oral comments you provided to the Registrant in connection with Amendment No. 3 to the Registration Statement.

General

1.	Please identify the initial Authorized Purchaser in your next pre-effective amendment.

Response: The Registrant has identified that Deutsche Bank Securities Inc. is expected to serve as the initial Authorized Purchaser in connection with the public offering of the Registrant’s units.

Jerard Gibson, Esq.
May 19, 2009

Exhibits

2.
The signature blocks in Exhibits 23.2(a) and 23.2(b) from your independent registered public accounting firm are blank.  Please file new consents that contain conformed signatures of Spicer Jeffries in a pre-effective amendment and supplementally confirm to us that the Company has received manually signed copies of the consents from its auditors.

Response:  Since the filing of Amendment No. 3, the Registrant’s financial statements for the year ended December 31, 2008 and the financial statements of the Registrant’s General Partner for the year ended December 31, 2008 have both been audited by Spicer Jeffries LLP, the Registrant’s independent registered public accounting firm, and included in the Amendment.  The Registrant has filed consents from Spicer Jeffries as Exhibits 23.2(a) and 23.2(b) with the Amendment that contain conformed signatures of the Registrant’s independent registered public accounting firm.  The Registrant confirms that it received manually signed copies of the consents dated May 18, 2009 from its auditors as well as manually signed copies of the consents dated January 18, 2009 from its auditors that were filed with Amendment No. 3.

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We hope that you will find this response satisfactory.  If you have questions or further comments regarding this response, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.